EXHIBIT 99.1

TOP Ships Inc. Announces Delivery of Suezmax M/T Eco West Coast

ATHENS, Greece, April 06, 2021 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it took delivery of the very high specification, scrubber fitted, 157,000 dwt newbuilding Suezmax vessel M/T Eco West Coast constructed at the Hyundai Heavy Industries shipyard in South Korea. The vessel commenced its previously announced time charter employment with a major oil trader for three years with two yearly extensions at the charterer’s option. The revenue backlog expected to be generated by this fixture, assuming all options are exercised, is about $63.3 million. For 2021 alone, this charter is expected to contribute $9.3 million in revenue.

Evangelos Pistiolis, the President and Chief Executive Officer of the Company, said:

"The M/T Eco West Coast, is the first of 5 crude oil vessel carriers of our newbuilding program. One more Suezmax is expected to be delivered during May 2021 and 2 VLCCs and 1 Suezmax are expected to be delivered during the first quarter of 2022. In line with our strategy, all vessels are of very high specification, fitted with scrubbers, constructed at Hyundai Shipyards in South Korea and are contracted to commence profitable time charter employment contracts, mainly to major oil traders, upon their delivery from the shipyard.

The two suezmax vessels delivered in 2021 alone have an expected revenue backlog, assuming all options are exercised, of about $126.6 million and are expected to contribute $17.1 million in 2021 revenue.

As of April 1, 2021, the expected revenue backlog of our fleet for the fixed period of our time charters, stands at about $255 million, including partially owned vessels at their respective percentages. As of the same date, the Company’s projected charter coverage is as follows:

Year
2021	96%
2022	80%
2023	64%
2024	44%
2025	12%
2026	8%
2027	1%	"

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org